Exhibit 99.1

Appendix 3B

New Issue Announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

James Hardie Industries SE

ARBN

097 829 895 Incorporated in Ireland. The liability of members is limited.

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	Ordinary shares/CUFS

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	485,278 ordinary shares/CUFS

3       Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

485,278 ordinary shares/CUFS issued on exercise of options

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 1

Appendix 3B

New Issue Announcement

4       Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

         If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes, rank equally with issued ordinary shares/CUFS

5 Issue price or consideration	Allotment of ordinary shares/CUFS on exercise of options: 207,500 at $5.99 277,778 at $6.38

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	28 March 2012
	Number	+Class
8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	437,172,017	Ordinary shares/ CUFS

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 2

Appendix 3B

New Issue Announcement

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	9,085,140 3,683,457 No Stock Options or Restricted Stock Units have been cancelled.	Options Restricted Stock Units

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank for dividends equally with issued ordinary shares/CUFS

Part 2 – Bonus issue or pro rata issue

11 Is security holder approval required?	Not applicable

12 Is the issue renounceable or non-renounceable?	Not applicable

13 Ratio in which the +securities will be offered	Not applicable

14 +Class of +securities to which the offer relates	Not applicable

15 +Record date to determine entitlements	Not applicable

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 3

Appendix 3B

New Issue Announcement

17 Policy for deciding entitlements in relation to fractions	Not applicable

18     Names of countries in which the entity has +security holders who will not be sent new issue documents

         Note: Security holders must be told how their entitlements are to be dealt with.

         Cross reference: rule 7.7.

Not applicable

19 Closing date for receipt of acceptances or renunciations	Not applicable

20 Names of any underwriters	Not applicable

21 Amount of any underwriting fee or commission	Not applicable

22 Names of any brokers to the issue	Not applicable

23 Fee or commission payable to the broker to the issue	Not applicable

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25 If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 4

Appendix 3B

New Issue Announcement

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28 Date rights trading will begin (if applicable)	Not applicable

29 Date rights trading will end (if applicable)	Not applicable

30 How do +security holders sell their entitlements in full through a broker?	Not applicable

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33 +Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 5

Appendix 3B

New Issue Announcement

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 6

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New Issue Announcement

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 7

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New Issue Announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Marcin Firek.	Date: 28 March 2012
Company Secretary
Print name:	Marcin Firek

James Hardie Industries SE

+ See chapter 19 for defined terms	Appendix 3B – Page 8